Exhibit 12

Williams Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, 2013
(Millions)
Earnings:
Income before income taxes	$323
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(2)

Income before income taxes and equity earnings	321

Add:
Fixed charges:
Interest incurred, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	122
Rental expense representative of interest factor	2

Total fixed charges	124

Distributed income of equity method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	7

Less:
Interest capitalized	(17)

Total earnings as adjusted	$435

Fixed charges	$124

Ratio of earnings to fixed charges	3.51